Squire Patton Boggs (US) LLP

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Charlotte Westfall

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Fred Summer

T     +1 614 365 2743

fred.summer@squirepb.com

March 6, 2023

VIA EDGAR

Ms. Charli Gibbs-Tabler
Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Xiao-I Corporation
Amendment No. 1 to Registration Statement on Form F-1
Filed February 13, 2023
File No. 333-268889

Dear Ms. Gibbs-Tabler:

We are in receipt of the Staff’s letter dated March 1, 2023 with respect to the above-referenced Amendment No. 1 to Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Xiao-I Corporation (“Xiao-I” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

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Squire Patton Boggs (US) LLP	March 6, 2023

Amendment No. 1 to Registration Statement on Form F-1 filed on February 13, 2023

The Offering, page 35

1.	The approximately $46.8 million of net proceeds from this offering you disclose appears to be the gross proceeds from the offering at the midpoint. Please revise your disclosures here and on page 84 to disclose the estimated net proceeds from the offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by the company. Additionally, revise your cover page disclosures to disclose the calculation of the proceeds, before expenses, to Xiao-I and quantify the total expected offering expenses to be payable by the company in footnote (2) to the tabular presentation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 36, 84 and cover page in the Registration Statement.

Capitalization, page 86

2.	We note your revised disclosure that the VIE will settle the cash payment for the convertible loans by April 2024. On pages F-28 and F-55 you disclose that upon completion of this offering the settlement of outstanding convertible loans will be within ten working days after listing. Please revise your As Adjusted presentation to reflect the full repayment of the convertible notes or advise. To the extent that additional borrowings are expected to be used to make such repayments please reflect this in your As Adjusted presentation and disclose this in a footnote. Refer to Item 3.B of Form 20-F.

Response: As of December 31, 2022, the remaining balance of the convertible loans (the “Loans”) was $4.6 million, including principal and interest. Pursuant to terms of the Loans, if the Company completes the IPO before the maturity of the Loans with market value above $456 million (RMB3 billion), the Loans will be paid by the VIE in an equivalent amount in cash of the convertible shares within ten working days after listing (the “Payment Trigger”). Otherwise, the VIE should make the repayment of the principal and interest of the Loans before the maturity date. Should the Payment Trigger occur, the VIE shall use its own funds to settle part of the Loans, including VIE’s cash and cash equivalents amounting to $2.3 million as of February 28, 2023. In addition, the Company will seek additional borrowings to make the repayment as well as extensions of the repayment date if needed. As the Company has been in good communication with the holders of the Loans, the Company considers it practical to negotiate with the current holders of the Loans to extend the repayment date if needed. The Company respectfully advises the Staff that it is not practicable to reflect in the As Adjusted presentation the additional borrowings which are yet to be determined based on market value of the Company pursuant to the terms of the loan agreements, the Company therefore updates the footnote of the capitalization table on page 86.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 614.365.2743. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Fred A. Summer
Fred A. Summer
of SQUIRE PATTON BOGGS (US) LLP

cc:	Joyce Sweeney, Securities and Exchange Commission
Christine Dietz, Securities and Exchange Commission
Mitchell Austin, Securities and Exchange Commission
Hui Yuan, Xiao-I Corporation
Chao Xu, Xiao-I Corporation
Charlotte Westfall, Squire Patton Boggs (US) LLP